FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of November, 2008
UNILEVER N.V.
(Translation of registrant’s name into English)
WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ P J CESCAU
By P J CESCAU
DIRECTOR

/S/ J A LAWRENCE
By J A LAWRENCE
DIRECTOR
Date: 10 November, 2008

INTERIM MANAGEMENT REPORT FOR HALF YEAR TO JUNE 2008
KEY FINANCIALS
(Unaudited)

	Half Year 2008
		Increase/(Decrease)
	Current	Current	Constant
€ million	rates	rates	rates
Continuing operations:

Turnover	19 945	(1)%	6%

Operating profit	3 184	16%	24%

Pre-tax profit	3 135	14%	21%

Total operations:

Net profit	2 385	5%	10%

EPS (Euros)	0.79	6%	12%

GOOD PERFORMANCE CONTINUES IN A CHALLENGING ENVIRONMENT. OUTLOOK CONFIRMED.
Financial Highlights of the Half Year
•	Underlying sales growth of 7.0%

•	Operating margin of 16.0%, with an underlying improvement of 0.4 percentage points

•	Earnings per share up by 6%, or 12% at constant exchange rates
Operational Highlights
•	Broad-based growth in every category

•	Continued strong growth in Developing and Emerging (D&E) countries from both volume and pricing

•	Price-driven growth in Western Europe and North America

•	Cost increases recovered through determined pricing action and accelerating savings; efficiency programmes on track to deliver €1 billion of savings this year

•	Further significant progress with disposal programme, including Bertolli olive oil and North American laundry
GROUP CHIEF EXECUTIVE
“Our performance in the first half year has been good in what has been a challenging environment. We have delivered 7% underlying sales growth and an underlying improvement in profitability while maintaining competitiveness. The changes already implemented in the business have made us nimbler and better able to respond to the market conditions. We are doing so against our clear priorities of maintaining competitiveness, improving margins and investing selectively to gain market share.
Looking to the future, our strategy leverages our strong brands, broad geographic footprint and products that meet everyday needs across a wide range of price points. Our innovation programme focuses on opportunities in health and wellness, the use of superior technology, and rapid deployment into new markets. This continues to be the best route to long-term value creation.
For this year we confirm our outlook for delivering growth ahead of our 3-5% target range, with an underlying improvement in operating margin.”

Patrick Cescau, Group Chief Executive	31 July 2008

UNILEVER HALF YEAR RESULTS 2008
In the following commentary we report underlying sales growth (abbreviated to ‘USG’ or ‘growth’) at constant exchange rates, excluding the effects of acquisitions and disposals. Turnover includes the impact of exchange rates, acquisitions and disposals. Unilever uses ‘constant rate’ and ‘underlying’ measures primarily for internal performance analysis and targeting purposes. We also comment on trends in operating margins before RDIs (restructuring, disposals and impairments), and use the movements in Ungeared Free Cash Flow and Return On Invested Capital to measure progress against our longer-term value creation goals. Unilever believes that such measures provide additional information for shareholders on underlying business performance trends. Such measures are not defined under IFRS and are not intended to be a substitute for GAAP measures of turnover, operating margin, profit, EPS and cash flow. Please refer also to note 2 to the financial statements. Further information about these measures is available on our website at www.unilever.com/ourcompany/investorcentre
1. SUMMARY OF BUSINESS PERFORMANCE FOR THE FIRST HALF YEAR
Underlying sales growth was 7.0% in the half year. Prices increased by 6.1%.
Europe grew by 2.3% with all of the growth coming from pricing.
The Americas sustained its momentum with growth of 5.7% in the first half year. This was achieved against a strong comparator which included the impact of additional sales ahead of the systems change in the US in June last year. In Latin America growth accelerated in both value and volume including a good performance in Brazil.
Growth in Asia Africa was broad-based across countries with double-digit increases almost everywhere. In addition to pricing, volume growth was robust at 5.7%.
At a global level, all categories grew by more than 5%.
Advertising investment behind our brands was increased by some €100 million at constant rates of exchange in the first half year. With the benefit of higher sales, media efficiency programmes and fewer promotions, A&P as a percentage of sales was 0.4 points lower than in the first half of last year.
Commodity costs increased by around €1 billion in the first half. This is equivalent to 4.8 percentage points of sales. A combination of price increases and cost reduction programmes enables us to deliver an underlying improvement in operating margin of 0.4 percentage points.
2. FINANCIAL COMMENTARY
2.1 Turnover
Underlying sales growth was 7.0%. The euro strengthened against most currencies and this, together with a small net impact of acquisitions and disposals, led to turnover being 0.5% lower in the first six months.
2.2 Operating profit
Operating profit was 16% higher than last year and the operating margin of 16.0% was 2.3 percentage points higher, both being boosted by profits on disposals. Before restructuring and disposals there was an underlying improvement in operating margin of 0.4 percentage points.
2.3 Finance costs and tax
Finance costs of net borrowings were in line with last year.
The effective tax rate was 25% for the half year. This compares with 20% in the first half of last year, which included benefits from the favourable settlement of tax audits. The underlying tax rate, before restructuring and disposals, was 26% in the first half of this year. For the full year we expect the tax rate on this basis to be around 25%.

2.4 Joint ventures, associates and other income from non-current investments
Share of net profit from joint ventures and associates and other income from non-current investments contributed €92 million, which was €47 million below last year as a result of a lower level of one-time gains.
2.5 Net profit and earnings per share
Net profit was 5% higher in the first six months with a benefit from profits on disposals, but a negative impact from the stronger euro.
Earnings per share for the first six months were €0.79 which included a net gain of €0.07 from restructuring and disposals. This compares with €0.75 in the first six months of last year which included a negligible net impact from restructuring and disposals and benefited from the particularly low tax rate.
2.6 Share buy-backs
By the end of June we had bought back 53.6 million shares at a total purchase price of €1.1 billion, as part of the planned 2008 share buy-back of €1.5 billion.
2.7 Cash flow
Net cash flow from operating activities was €0.7 billion lower than last year. This was entirely due to a build-up of working capital in the first half year. Part of this came from the effect of commodity price inflation. In addition there were a number of temporary factors including the planned build-up of stocks during the change programme and calendar effects. The largely one-off nature of these, together with an intensified programme for working capital management across the business, is expected to result in a much improved cash flow in the second half year.
Restructuring costs were slightly higher than in the first half of 2007, but this was more than offset by lower cash contributions to pension funds and favourable tax rebates.
Net capital expenditure was also slightly higher than last year.
2.8 Balance sheet
Working capital increased from its normal seasonal low point at the start of the year. The increase was heightened by the factors referred to above in the commentary on cash flow movements.
The overall funding position of the Group’s pension arrangements improved slightly with net liabilities for all schemes of €1.0 billion at the end of the half year, down from €1.1 billion at the end of 2007. Assets reduced by €2.1 billion due to the fall in market values and the appreciation of the euro against the currencies of investments. Liabilities fell by €2.2 billion, mainly due to the impact of higher discount rates, net of higher inflation assumptions and the strengthening of the euro.

3. OPERATIONAL REVIEW
3.1 Europe

	Half Year 2008
				%
			%	Underlying
	2008	2007	Change	Sales growth

Turnover (€ million)	7 511	7 585	(1.0)	2.3

Operating Margin (%)	20.1	14.1

Impact of RDIs (%)*	3.5	(1.5)

*	Restructuring, business disposals and other items
Growth
Underlying sales growth was 2.3%, slightly behind the growth of our markets.
Central and Eastern Europe maintained its growth of around 10% with growth in volumes and increased pricing. Russia made a particularly strong contribution.
Western Europe grew by 1.3% in the first half year. Increased prices were partly offset by lower volumes in ice cream. Germany grew modestly in the second quarter, with an improved performance in spreads, after a weak start to the year. Benelux showed continued strong growth in the Netherlands across most categories, and a pick-up in Belgium. In both the UK and Italy, savoury and dressings contributed to solid growth. Sales in France and Spain declined in difficult trading conditions and in both countries we have lost some share to private label brands.
Innovation
Hellmann’s extra light mayonnaise made with free range eggs is part of a campaign to promote the goodness of mayonnaise in the UK, France and Italy. Rama flavoured creams have been launched in Germany and the Nordic countries. In tea, we have built further on the Rainforest Alliance certification, extended Lipton linea slimming teas and introduced Lipton clear green, a new generation of healthy tea. A strong programme for Magnum ice creams included new-look ‘minis’ across the region, and the top-of-the-range ‘temptation’ introduced to several new countries.
A new range of Axe body washes and after shave balms has been launched in the UK, Germany and France and the latest global body spray Axe dark temptation across the region. The new upside-down deodorants for Dove and Rexona offer the smoothest ever roll-on with less packaging material. Small & mighty concentrated detergents are being rolled out across the region under the Dirt is Good brand. As well as offering consumer convenience, these also have a markedly better environmental footprint. In oral care we have launched Signal white now, the first instant whitening toothpaste.
Profitability
The first half year operating margin of 20.1% was 6.0 percentage points higher than last year, largely reflecting profits on disposals. Before restructuring and disposals there was an underlying improvement in margin of 1.0 percentage point. Gross margins were lower as we recovered cost increases in absolute terms but not yet sufficiently to maintain the percentage margin. However this was more than compensated by sharply lower overheads costs.
Accelerating change
As previously announced, Western Europe will be managed as a single region under a new President, Doug Baillie. This will allow the management to focus solely on driving improved performance in the region. Central and Eastern Europe will now be under the responsibility of Harish Manwani, President for Asia Africa, reflecting the priority on business building in developing and emerging markets. These changes will be reflected in the regional segmentation of Unilever’s published results from the end of this year.
In the second quarter we completed the move to a single office location in Italy, and announced four factory rationalisations and the setting up of a new multi-country organisation for Central Europe. The move to a single SAP system for the region continues, with three quarters of our business now live and the full programme to be complete by the end of the year. In July we announced the disposal of the Bertolli olive oil business and three local bottled oil brands in Italy.

3. OPERATIONAL REVIEW (continued)

3.2 The Americas

	Half Year 2008
				%
			%	Underlying
	2008	2007	Change	Sales growth

Turnover (€ million)	6 453	6 751	(4.4)	5.7

Operating Margin (%)	13.7	14.6

Impact of RDIs (%)*	(1.0)	(0.7)

*	Restructuring, business disposals and other items
Growth
The good momentum in the business has been sustained, with underlying sales growth of 5.7% in the first six months, against a strong comparator due to the additional sales ahead of the systems implementation in the US at the end of the second quarter last year.
In the US all of the growth is coming from price, with consumer volumes lower than a year ago. Before the effect of the systems implementation last year, which reversed in July, our own sales in the US grew by about 4% in the first six months, slightly ahead of the market growth rate. Canada had a weak second quarter.
Our growth in Latin America has been strong across all the main countries, with a half year growth rate of 11%. There has been a good performance in Brazil and continued high growth in Mexico and elsewhere.
Innovation
New ranges of Knorr bouillons, sauces and soups have been launched in Brazil and Argentina with a clear Vitality positioning, featuring healthy ingredients. Under the Hellmann’s brand we have introduced an olive oil mayonnaise in the US and a new milder tasting mayonnaise made with milk in Brazil and Mexico. Bertolli frozen meals in the US have been extended with a range of ‘mediterranean garden’ dishes.
The latest global Dove range, ‘go fresh’, has been launched in the US, as well as a new cream oil variant, ‘sleek satin’. As in Europe, Axe has brought out body washes targeted at over 20’s and the new ‘dark temptation’ deodorant with a novel chocolate fragrance. In Laundry the new Dirt is Good mix with improved cleaning and longer-lasting freshness has been introduced to Latin America as well as a variant of Surf with fabric conditioner. New variants of 3 times concentrated liquid detergents have been launched in the US.
Profitability
The operating margin for the first half year was 13.7%, which was 0.9 percentage points lower than last year. Before the impact of restructuring and disposals, there was an underlying reduction in margin of 0.6 percentage points. We have fully recovered the impact of higher commodity costs in absolute terms, through a combination of savings and price increases, but this has not been enough to maintain the percentage margin.
Accelerating change
As part of the One Unilever programme, the move to a single head office for the US business in Englewood Cliffs and the closure of the Greenwich office has been completed. At the same time, the ice cream businesses in the US and Canada have been integrated into the respective One Unilever country organisations. In Latin America, the financial shared services centre has been sold to Capgemini. We have also announced the disposal of olive oil sold under the Bertolli brand as part of a global agreement, and the sale of the North American laundry business.

3. OPERATIONAL REVIEW (continued)
3.3 Asia Africa

	Half Year 2008
				%
			%	Underlying
	2008	2007	Change	Sales growth

Turnover (€ million)	5 981	5 718	4.6	14.7

Operating Margin (%)	13.3	12.1

Impact of RDIs (%)*	(0.2)	(0.6)

*	Restructuring, business disposals and other items
Growth
Underlying sales growth was 14.7% in the first half year. While more of the growth in value is coming from pricing, volumes also continue to grow well, albeit at a slightly slower pace than last year. Our growth continues to be very broad-based and is ahead of the market. All of our top five D&E businesses in the region, and all our categories, grew at more than 10%.
In India, laundry contributed particularly strongly with good growth in all three of our brands, each positioned at a different income level. The new global Sunsilk mix is driving share gain in India as elsewhere in the region. China has sustained a growth rate of over 20%, with most of this coming from higher volumes including the build of Clear shampoo. Indonesia has shown continued strong growth momentum, particularly in personal care and ice cream. Turkey had another good, well balanced performance; however growth in South Africa came entirely from price, with volumes flat, largely as a result of supply chain constraints.
Performance in Japan and Australia was weak in more difficult consumer markets.
Innovation
We have launched Lipton milk tea in a number of new countries and introduced Lipton clear green teas in Turkey and Arabia. A strong programme for Cornetto ice cream includes a new ‘choco disk’ variant and we have introduced Magnum chocolate indulgence in China and India. In Turkey we have launched Knorr eat in colour mealmakers and mayonnaise in a squeezy bottle.
Rexona is taking the first steps to building a market for deodorants in China. New versions of Pond’s anti-ageing and skin-lightening creams and the new global Sunsilk range have been rolled out across the region. Innovations in laundry include Surf clean and fresh, Surf Excel multi-chamber sachets, the improved global Dirt is Good mix and concentrated fabric conditioners.
Profitability
The operating margin for the first six months was 13.3%, which was 1.2 percentage points higher than a year ago. Before the impact of restructuring and disposals there was an underlying improvement of 0.8 percentage points. Savings programmes and price increases have offset the impact of higher commodity costs and we have the benefit of increased scale from sales growth.
Accelerating change
The move to a single SAP system across the region is progressing to plan and we are setting up a regional supply chain team based in Singapore.
In the second quarter we announced the disposal of our palm oil business in Cote D’Ivoire and the acquisition of laundry soaps in the same country. We have also announced the disposal of Komili olive oil in Turkey. Both these transactions are subject to regulatory approval.
Central and Eastern Europe will be managed as part of this region. This reflects the focus on business building in these countries as part of Unilever’s priority for Developing and Emerging markets. The change will be reflected in our reporting of business segments from the end of this year.

4. RISK MANAGEMENT
On pages 13 and 14 of our 2007 Report and Accounts we set out our assessment of the principal risk issues that would face the business through 2008. In our view, the nature and potential impact of such risks remains essentially unchanged as regards our performance over the second half of the year. As anticipated, commodity prices affecting the materials we buy have continued to show an upward trend in the first half of the year. We will continue to monitor this closely and to manage our response through a combination of pricing and savings programmes. In addition, there could be a further weakening of key economies. Whilst people’s essential needs for food and hygiene would remain unchanged, we could experience impact in markets as individual consumers adjust their spending patterns. We manage the associated risks by ensuring that our brands remain competitive through appropriate pricing, marketing support and relevant innovation in our product portfolio across a wide range of price points.
5. OTHER INFORMATION
On 10 April 2008, Unilever entered into a settlement with Mars to bring an end to all claims made by Mars concerning Unilever’s distribution arrangements for the sale of impulse ice cream.  Prior to the settlement, Mars had initiated proceedings against Unilever in a number of European jurisdictions. The settlement does not imply any admission of liability on Unilever’s part.
In April 2008 Unilever received a notice from the UK Office of Fair Trading requiring the production of documents in relation to an investigation into potential co-ordination of the retail prices of products in the grocery sector. A response to the notice was provided in June 2008. It is too early to gauge whether the investigation to which the notice relates will lead to a Statement of Objections being addressed to Unilever or its subsidiaries.
In June 2008, Unilever premises in Austria, Belgium, Italy, The Netherlands and Spain were the subject of unannounced inspections by the European Commission and/or national competition authorities. The inspections were in relation to the home care and/or personal care markets. A request for information relating to alleged anti-competitive behaviour in detergents markets in the EEA was subsequently received by Unilever in July 2008. It is too early to gauge whether the investigation that has been initiated will lead to a Statement of Objections being addressed to Unilever or its subsidiaries.
6. CAUTIONARY STATEMENT
This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘expects’, ‘anticipates’, ‘intends’ or the negative of these terms and other similar expressions of future performance or results, including financial objectives to 2010, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

7. ENQUIRIES Media: Media Relations Team	Investors: Investor Relations Team
UK +44 20 7822 6805 tim.johns@unilever.com	+44 20 7822 6830 investor.relations@unilever.com
or +44 20 7822 6010 trevor.gorin@unilever.com
NL +31 10 217 4844 gerbert-van.genderen-stort@unilever.com
There will be a web cast of the results presentation available at:
www.unilever.com/ourcompany/investorcentre/results/quarterlyresults/default.asp

CONDENSED FINANCIAL STATEMENTS
INCOME STATEMENT
(unaudited)

	Half Year
				Increase/
				(Decrease)
			Current	Constant
€ million	2008	2007	rates	rates
Continuing operations:

Turnover	19 945	20 054	(1)%	6%

Operating profit	3 184	2 745	16%	24%

After (charging)/crediting:
Restructuring, business disposals and other items (see note 3)	181	(196)

Net finance costs	(141)	(140)

Finance income	51	71
Finance costs	(259)	(278)
Pensions and similar obligations	67	67

Share in net profit/(loss) of joint ventures	74	57
Share in net profit/(loss) of associates	8	51
Other income from non-current investments	10	31

Profit before taxation	3 135	2 744	14%	21%

Taxation	(750)	(539)

Net profit from continuing operations	2 385	2 205	8%	14%

Net profit/(loss) from discontinued operations	–	76

Net profit for the period	2 385	2 281	5%	10%

Attributable to:
Minority interests	137	124
Shareholders’ equity	2 248	2 157	4%	10%

Combined earnings per share
Continuing operations (Euros)	0.79	0.72	10%	16%
Continuing operations – diluted (Euros)	0.77	0.70	10%	16%

Discontinued operations (Euros)	–	0.03
Discontinued operations – diluted (Euros)	–	0.02

Total operations (Euros)	0.79	0.75	6%	12%
Total operations – diluted (Euros)	0.77	0.72	6%	12%

STATEMENT OF RECOGNISED INCOME AND EXPENSE
(unaudited)

	Half Year
€ million	2008	2007
Fair value gains/(losses) on financial instruments net of tax	(34)	14
Actuarial gains/(losses) on pension schemes net of tax	(126)	1 221
Currency retranslation gains/(losses) net of tax	(331)	194

Net income/(expense) recognised directly in equity	(491)	1 429

Net profit for the period	2 385	2 281

Total recognised income and expense for the period	1 894	3 710

Attributable to:
Minority interests	91	131
Shareholders’ equity	1 803	3 579

CASH FLOW STATEMENT
(unaudited)

	Half Year
€ million	2008	2007
Operating activities
Cash flow from operating activities	885	1 661
Income tax paid	(481)	(600)

Net cash flow from operating activities	404	1 061

Investing activities
Interest received	64	62
Net capital expenditure	(491)	(444)
Acquisitions and disposals	403	72
Other investing activities	40	161

Net cash flow from/(used in) investing activities	16	(149)

Financing activities
Dividends paid on ordinary share capital	(1 194)	(1 412)
Interest and preference dividends paid	(201)	(225)
Change in financial liabilities	2 081	1 905
Share buy-back programme	(1 085)	(663)
Other movements on treasury stock	(19)	219
Other financing activities	(89)	(309)

Net cash flow from/(used in) financing activities	(507)	(485)

Net increase/(decrease) in cash and cash equivalents	(87)	427

Cash and cash equivalents at the beginning of the year	901	710

Effect of foreign exchange rate changes	(152)	23

Cash and cash equivalents at the end of period	662	1 160

BALANCE SHEET
(unaudited)

	As at	As at	As at
	30 June	31 December	30 June
€ million	2008	2007	2007

Non-current assets
Goodwill	12 015	12 244	12 439
Intangible assets	4 436	4 511	4 741
Property, plant and equipment	6 045	6 284	6 249
Pension asset for funded schemes in surplus	1 857	2 008	2 451
Deferred tax assets	966	1 003	782
Other non-current assets	1 245	1 324	1 215

Total non-current assets	26 564	27 374	27 877

Current assets
Inventories	4 431	3 894	4 166
Trade and other current receivables	5 514	4 194	5 437
Current tax assets	241	367	254
Cash and cash equivalents	1 060	1 098	1 518
Other financial assets	259	216	292
Non-current assets held for sale	277	159	38

Total current assets	11 782	9 928	11 705

Current liabilities
Financial liabilities	(5 947)	(4 166)	(5 367)
Trade payables and other current liabilities	(8 377)	(8 017)	(8 833)
Current tax liabilities	(457)	(395)	(614)
Provisions	(829)	(968)	(658)
Liabilities associated with non-current assets held for sale	(42)	(13)	–

Total current liabilities	(15 652)	(13 559)	(15 472)

Net current assets/(liabilities)	(3 870)	(3 631)	(3 767)

Total assets less current liabilities	22 694	23 743	24 110

Non-current liabilities
Financial liabilities due after one year	5 607	5 483	5 233
Non-current tax liabilities	231	233	226
Pensions and post-retirement healthcare benefits liabilities:
Funded schemes in deficit	787	827	517
Unfunded schemes	2 084	2 270	3 097
Provisions	785	694	899
Deferred tax liabilities	1 260	1 213	1 088
Other non-current liabilities	168	204	256

Total non-current liabilities	10 922	10 924	11 316

Equity
Shareholders’ equity	11 344	12 387	12 245
Minority interests	428	432	549

Total equity	11 772	12 819	12 794

Total capital employed	22 694	23 743	24 110

NOTES TO THE FINANCIAL STATEMENTS
(unaudited)
1	ACCOUNTING INFORMATION AND POLICIES
The condensed interim financial statements are based on International Financial Reporting Standards (IFRS) as adopted by the EU and IFRS as issued by the International Accounting Standards Board, and have been prepared in accordance with International Accounting Standard (IAS) 34 ‘Interim Financial Reporting’. The basis of preparation is consistent with that applied for the year ended 31 December 2007.
The condensed financial statements are shown at current exchange rates, while percentage year-on-year changes are shown at both current and constant exchange rates to facilitate comparison.
The income statement on page 8 and the statement of recognised income and expense and the cash flow statement on page 9 are translated at rates current in each period. The balance sheet on page 10 is translated at period-end rates of exchange.
The financial statements attached do not constitute the full financial statements within the meaning of Section 240 of the UK Companies Act 1985. Full accounts for Unilever for the year ended 31 December 2007 have been delivered to the Registrar of Companies. The auditors’ report on these accounts was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of the UK Companies Act 1985.
Recent accounting developments
We are currently assessing the impact of the following revised standard or interpretation. These changes are not expected to have a material impact on the Group’s results of operations, financial position or disclosures.
•	Amendment to IAS 38 ‘Intangible Assets’ (effective from 1 January 2009) clarifies the accounting for advertising expenditure.

•	IFRIC 16 ‘Hedges of a Net Investment in a Foreign Operation’ (effective from 1 October 2009).
The group has adopted the amendments to IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 7 ‘Financial Instruments: Disclosures’ with effect from 1 July 2008. Adoption of these amendements did not have a material effect on the financial statements of the group.
2	NON-GAAP MEASURES
In our financial reporting we use certain measures that are not recognised under IFRS or other generally accepted accounting principles (GAAP). We do this because we believe that these measures are useful to investors and other users of our financial statements in helping them to understand underlying business performance. Wherever we use such measures, we make clear that these are not intended as a substitute for recognised GAAP measures. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures.
The principal non-GAAP measure which we apply in our quarterly reporting is underlying sales growth, which we reconcile to changes in the GAAP measure turnover in notes 4 and 5. In note 8 we reconcile net debt to the amounts reported in our balance sheet and cash flow statement. We also comment on underlying trends in operating profit, by which we mean the movements recorded after setting aside the impact of restructuring, disposals and impairments, on the grounds that the incidence of these items is uneven between reporting periods. We specifically avoid referring to a measure of ‘underlying operating profit’, since such a term might imply that we did not regard the items involved, particularly restructuring costs, as an ongoing element of our business over the longer term. In addition, we report annually against two further non-GAAP measures: Ungeared Free Cash Flow and Return on Invested Capital. Further information about these measures and their reconciliation to GAAP measures is given on on our website at www.unilever.com/investorcentre
3	SIGNIFICANT ITEMS WITHIN THE INCOME STATEMENT
In our income statement reporting we recognise restructuring costs, profits and losses on business disposals and certain other one-off items, which we collectively term RDIs. We disclose on the face of our income statement the total value of such items that arise within operating profit. In our operating review by geographic segment and in note 4 we highlight the impact of these items on our operating margin. The impact of these items, and of similar items arising within other elements of our income statement, on our reported net profit was as follows:

	Half Year
€ million	2008	2007
RDIs within operating profit:
Restructuring	(330)	(241)
Business disposals	516	36
Other one-off items	(5)	9

	181	(196)
Tax effect of RDIs within operating profit:	(3)	72
RDIs arising below operating profit:	24	137

Total impact of RDIs on net profit	202	13
The impact of RDIs on reported Earnings Per Share is given in note 10.

NOTES TO THE FINANCIAL STATEMENTS (continued)
(unaudited)
4	SEGMENTAL ANALYSIS BY GEOGRAPHY
On 28 February 2008 Unilever announced a number of organisational changes. As part of these changes, our operations in Central and Eastern Europe will in future be managed within an enlarged region together with those in Asia and Africa, with Western Europe becoming a standalone region. Since these changes are taking place progressively during the remainder of 2008, we are continuing to report quarterly against our structure as it applied in 2007. In our fourth quarter reporting for 2008 we will provide additional analysis of our regional results against the new structure, including restated amounts for each of the quarters of 2008, and will report on the new basis thereafter.
Continuing operations — Half Year

€ million	Europe	Americas	Asia Africa	Total

Turnover
2007	7 585	6 751	5 718	20 054
2008	7 511	6 453	5 981	19 945
Change	(1.0)%	(4.4)%	4.6%	(0.5)%

Impact of:
Exchange rates	(2.1)%	(8.6)%	(8.6)%	(6.2)%
Acquisitions	0.8%	—%	0.2%	0.3%
Disposals	(1.9)%	(1.0)%	(0.3)%	(1.2)%
Underlying sales growth	2.3%	5.7%	14.7%	7.0%

Price	4.0%	6.3%	8.5%	6.1%
Volume	(1.6)%	(0.6)%	5.7%	0.8%

Operating profit
2007	1 067	988	690	2 745
2008	1 510	882	792	3 184
Change current rates	41.6%	(10.8)%	14.9%	16.0%
Change constant rates	43.3%	(1.1)%	28.3%	23.7%

Operating margin
2007	14.1%	14.6%	12.1%	13.7%
2008	20.1%	13.7%	13.3%	16.0%
Includes restructuring, business disposals and other items
2007	(1.5)%	(0.7)%	(0.6)%	(1.0)%
2008	3.5%	(1.0)%	(0.2)%	0.9%
5	SEGMENTAL ANALYSIS BY PRODUCT AREA
Continuing operations — Half Year

	Savoury,			Home care
	dressings	Ice cream	Personal	and
€ million	and spreads	and beverages	care	other	Total

Turnover
2007	6 752	4 055	5 610	3 637	20 054
2008	6 859	3 999	5 481	3 606	19 945
Change	1.6%	(1.4)%	(2.3)%	(0.8)%	(0.5)%

Impact of:
Exchange rates	(5.0)%	(6.0)%	(7.5)%	(6.9)%	(6.2)%
Acquisitions	0.1%	1.4%	—%	—%	0.3%
Disposals	(1.8)%	(1.5)%	(0.1)%	(1.3)%	(1.2)%

Underlying sales growth	8.7%	5.1%	5.7%	8.0%	7.0%

Operating profit
2007	983	517	925	320	2 745
2008	1 422	586	880	296	3 184
Change current rates	44.7%	13.4%	(4.9)%	(7.6)%	16.0%
Change constant rates	51.7%	19.4%	3.8%	1.9%	23.7%

Operating margin
2007	14.6%	12.7%	16.5%	8.8%	13.7%
2008	20.7%	14.7%	16.1%	8.2%	16.0%

NOTES TO THE FINANCIAL STATEMENTS (continued)
(unaudited)
6	TAXATION
The effective tax rate for the first half year was 25% compared with 20% for the first half of 2007. The tax rate is calculated by dividing the tax charge by pre-tax profit excluding the contribution of joint ventures and associates.
7	RECONCILIATION OF NET PROFIT TO CASH FLOW FROM OPERATING ACTIVITIES

	Half Year
€ million	2008	2007
Net profit	2 385	2 281
Taxation	750	546
Share of net profit of joint ventures/associates and other income from non-current investments	(92)	(139)
Net finance costs	141	140

Operating profit (continuing and discontinued operations)	3 184	2 828
Depreciation, amortisation and impairment	466	464
Changes in working capital	(2 140)	(1 313)
Pensions and similar provisions less payments	(42)	(104)
Restructuring and other provisions less payments	(55)	(93)
Elimination of (profits)/losses on disposals	(565)	(182)
Non-cash charge for share-based compensation	54	69
Other adjustments	(17)	(8)

Cash flow from operating activities	885	1 661
8	NET DEBT

	As at	As at
	30 June	31 December
€ million	2008	2007
Total financial liabilities	(11 554)	(9 649)

Financial liabilities due within one year	(5 947)	(4 166)
Financial liabilities due after one year	(5 607)	(5 483)

Cash and cash equivalents as per balance sheet	1 060	1 098

Cash and cash equivalents as per cash flow statement	662	901
Add bank overdrafts deducted therein	398	197

Financial assets	259	216

Net debt	(10 235)	(8 335)
On 21 February 2008 we issued Swiss franc notes to the value of CHF 600 million (€360 million) in two tranches: CHF 250 million with an interest rate of 3.125% and maturing in January 2012, and CHF 350 million at 3.5% maturing in March 2015. On 21 May 2008 we issued €750 million fixed rate notes with a coupon rate of 4.875%, repayable in 2013.
9	MOVEMENTS IN EQUITY

	Half Year
€ million	2008	2007
Equity at 1 January	12 819	11 672
Total recognised income and expense for the period	1 894	3 710
Dividends	(1 352)	(1 363)
Movement in treasury stock	(1 520)	(1 283)
Share-based payment credit	54	64
Dividends paid to minority shareholders	(95)	(97)
Currency retranslation gains/(losses) net of tax	(17)	(1)
Other movements in equity	(11)	92

Equity at the end of the period	11 772	12 794
During the first half year we purchased shares to the value of €1.1 billion under the share buy-back programme announced in March 2007.

NOTES TO THE FINANCIAL STATEMENTS (continued) (unaudited)
10      COMBINED EARNINGS PER SHARE
The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the period, less the average number of shares held as treasury stock.
In calculating diluted earnings per share, a number of adjustments are made to the number of shares, principally the following: (i) conversion into PLC ordinary shares in the year 2038 of shares in a group company under the arrangements for the variation of the Leverhulme Trust and (ii) the exercise of share options by employees.
Earnings per share for total operations for the first half year were calculated as follows:

	2008	2007

Combined EPS – Basic	Millions of units

Average number of combined share units	2 828.1	2 887.1

	€ million

Net profit attributable to shareholders’ equity	2 248	2 157

Combined EPS (Euros)	0.79	0.75

Combined EPS – Diluted	Millions of units

Adjusted average number of combined share units	2 925.6	2 984.5

Combined EPS – diluted (Euros)	0.77	0.72

Impact of RDIs on Earnings Per Share

	€ million

Total impact of RDIs on reported net profit (see note 3)	202	13

Impact of RDIs on basic earnings per share (Euros)	0.07	0.01

Earnings per share in US Dollars and Sterling
Combined EPS (Dollars)	1.22	0.99
Combined EPS – diluted (Dollars)	1.18	0.96

Combined EPS (Pounds)	0.62	0.50
Combined EPS – diluted (Pounds)	0.60	0.49

The numbers of shares included in the calculation of earnings per share is an average for the period. During the period the following movements in shares have taken place:

Millions
Number of shares at 31 December 2007 (net of treasury stock)	2 853.1
Net movements in shares under incentive schemes	6.0
Share buy-back	(53.6)

Number of shares at 30 June 2008	2 805.5

NOTES TO THE FINANCIAL STATEMENTS (continued)
(unaudited)
11      ACQUISITIONS AND DISPOSALS
On 14 November 2007 we announced that we had signed a definitive agreement with McCormick & Company, Incorporated to sell our Lawry’s and Adolph’s branded seasoning blends and marinades business in the US and Canada for €410 million. The transaction was completed on 31 July 2008. The combined annual turnover of the business is approximately €100 million.
Effective 1 January 2008, we entered into an expanded international partnership with Pepsico for the marketing and distribution of ready-to-drink tea products under the Lipton brand.
On 3 January 2008 we completed the sale of the Boursin brand to Le Groupe Bel for €400 million. The turnover of this brand in 2007 was approximately €100 million.
On 4 February 2008 we announced that we had signed an agreement to acquire Inmarko, the leading Russian ice cream company, for an undisclosed amount. The transaction was completed on 2 April 2008. The company had a turnover in 2007 of approximately €115 million.
On 19 June 2008 we announced that we had signed an agreement to sell our edible oil business in Côte d’Ivoire together with our interests in local palm oil plantations, Palmci and PHCI. At the same time we plan to acquire the soap business of Cosmivoire, an Ivorian producer with a market presence throughout Francophone West Africa. The deal is subject to approval by the regulatory authorities.
On 10 July 2008 we announced that we had signed an agreement to sell Komili, the market leading olive oil brand in Turkey, to Ana Gida, part of the Anadolu Group, for an undisclosed amount. The transaction, which is subject to regulatory approval, is expected to be completed by the end of 2008.
On 21 July 2008 we announced that we had signed an agreement with Grupo SOS for the disposal of our Bertolli olive oil and vinegar business, for a consideration of €630 million. The transaction is structured as a worldwide perpetual licence by Unilever of the Bertolli brand in respect of olive oil and premium vinegar. The transaction includes the sale of the Italian Maya, Dante and San Giorgio olive oil and seed oil businesses, as well as the factory at Inveruno, Italy. The transaction, which is subject to regulatory approval, is expected to be completed by the end of 2008.
On 28 July 2008 we announced that we had signed a definitive agreement to sell our North American laundry business in the US, Canada and Puerto Rico to Vestar Capital Partners, a leading global private equity firm, for a face value of US $1.45 billion. The transaction was completed on 9 September 2008. The businesses sold include the all, Snuggle, Wisk, Surf and Sunlight fabric cleaning and fabric conditioning brands in the US, Canada and Puerto Rico, as well as Unilever’s manufacturing facility in Baltimore. These businesses had a combined turnover in 2007 of approximately US $1.0 billion.
12      EVENTS AFTER THE BALANCE SHEET DATE
Mr P Polman became an Executive Director of Unilever PLC and Unilever N.V. following approval by shareholders at a separate General Meeting and Extraordinary General Meeting of those companies held on 28 and 29 October 2008 respectively.
Dividends

The Boards have declared interim dividends in respect of 2008 on the ordinary shares at the following rates which are equivalent in value at the rate of exchange applied under the terms of the Equalisation Agreement between the two companies:

Per Unilever N.V. ordinary share:	€0.26 (2007: €0.25)

Per Unilever PLC ordinary share:	20.55p (2007: 17.00p)
The NV and PLC interim dividends will be payable as from 3 December 2008, to shareholders registered at close of business on 7 November 2008, and went ex-dividend on 5 November 2008.
The NV interim dividend, when converted at the Euro/Dollar European Central Bank rate of exchange on 29 October 2008, represents US $0.3320 per New York Share of €0.16 (2007: US $0.3612) before deduction of Netherlands withholding tax. The PLC interim dividend, when converted at the Bank of England Sterling/Dollar rate of exchange on 29 October 2008, represents US $0.3301 per American Depositary Receipt (2007: US $0.3525).
The New York shares of NV and the American Depositary Receipts of PLC went ex-dividend on 5 November 2008. US dollar checks for the interim dividend will be mailed on 2 December 2008, to holders of record at the close of business on 7 November 2008. In the case of the NV New York shares, Netherlands withholding tax will be deducted at the appropriate rate. The interim dividend will be payable as from 3 December 2008.

NOTES TO THE FINANCIAL STATEMENTS (continued)
(unaudited)
13      GUARANTOR STATEMENTS
On 2 October 2000, Unilever N.V. and Unilever Capital Corporation filed a US $15 billion Shelf registration, which is unconditionally and fully guaranteed, jointly and severally, by Unilever N.V., Unilever PLC and Unilever United States, Inc.
Provided below are the income statements, cash flow statements and balance sheets of each of the companies discussed above, together with the income statement, cash flow statement and balance sheet of non-guarantor subsidiaries. These have been prepared under the historical cost convention, and, aside from the basis of accounting for investments at net asset value (equity accounting), comply in all material respects with International Financial Reporting Standards. The financial information in respect of Unilever N.V., Unilever PLC and Unilever United States, Inc. has been prepared with all subsidiaries accounted for on an equity basis. The financial information in respect of the non-guarantor subsidiaries has been prepared on a consolidated basis.
€ million

	Unilever	Unilever		Unilever
	Capital	N.V	Unilever	United
	Corporation	parent	PLC	States Inc.	Non-
Income Statement	subsidiary	issuer/	parent	subsidiary	guarantor		Unilever
Six months ended 30 June 2008	issuer	guarantor	guarantor	guarantor	subsidiaries	Eliminations	Group

Continuing operations:

Turnover	—	—	—	—	19 945	—	19 945

Operating Profit	—	61	67	(10)	3 066	—	3 184
Finance income	—	53	—	—	(2)	—	51
Finance costs	(86)	(87)	—	—	(86)	—	(259)
Pensions and similar obligations	—	(4)	—	(16)	87	—	67
Intercompany finance costs	91	(12)	26	(31)	(74)	—	—
Dividends	—	—	38	—	(38)	—	—
Share of net profit/loss of joint ventures	—	—	—	—	74	—	74
Share of net profit/loss of associates	—	—	—	—	8	—	8
Other income from non-current investments	—	—	—	—	10	—	10

Profit before taxation	5	11	131	(57)	3 045	—	3 135
Taxation	(2)	(24)	(99)	(114)	(511)	—	(750)

Net profit from continuing operations	3	(13)	32	(171)	2 534	—	2 385
Net profit from discontinued operations	—	—	—	—	—	—	—
Equity earning of subsidiaries	—	2 261	2 216	399	—	(4 876)	—

Net Profit	3	2 248	2 248	228	2 534	(4 876)	2 385

Attributed to:
Minority interest	—	—	—	—	137	—	137
Shareholders’ equity	3	2 248	2 248	228	2 397	(4 876)	2 248

NOTES TO THE FINANCIAL STATEMENTS (continued)
(unaudited)
13     GUARANTOR STATEMENTS

€ million
	Unilever	Unilever		Unilever
	Capital	N.V	Unilever	United
	Corporation	parent	PLC	States Inc.	Non-
Income Statement	subsidiary	issuer/	parent	subsidiary	guarantor		Unilever
Six months ended 30 June 2007	issuer	guarantor	guarantor	guarantor	subsidiaries	Eliminations	Group

Continuing operations:

Turnover	—	—	—	—	20 054	—	20 054

Operating Profit	—	103	179	(11)	2 474	—	2 745
Finance income	—	3	4	—	64	—	71
Finance costs	(82)	(61)	(1)	—	(134)	—	(278)
Pensions and similar obligations	—	(3)	—	(17)	87	—	67
Intercompany finance costs	91	15	9	(18)	(97)	—	—
Dividends	—	22	44	—	(66)	—	—
Share of net profit/loss of joint ventures	—	—	—	—	57	—	57
Share of net profit/loss of associates	—	—	—	—	51	—	51
Other income from non-current investments	—	—	—	—	31	—	31

Profit before taxation	9	79	235	(46)	2 467	—	2 744
Taxation	(3)	(40)	(81)	48	(463)	—	(539)

Net profit from continuing operations	6	39	154	2	2 004	—	2 205
Net profit from discontinued operations	—	—	—	—	76	—	76
Equity earning of subsidiaries	—	2 118	2 003	257	—	(4 378)	—

Net Profit	6	2 157	2 157	259	2 080	(4 378)	2 281

Attributed to:
Minority interest	—	—	—	—	124	—	124
Shareholders’ equity	6	2 157	2 157	259	1 956	(4 378)	2 157

NOTES TO THE FINANCIAL STATEMENTS (continued)
(unaudited)
13 GUARANTOR STATEMENTS

	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever	Unilever		Unilever
	Capital	N.V	Unilever	United
	Corporation	parent	PLC	States Inc.	Non-
Balance Sheet	subsidiary	issuer/	parent	subsidiary	guarantor		Unilever
As at 30 June 2008	issuer	guarantor	guarantor	guarantor	subsidiaries	Eliminations	Group

Goodwill and intangible assets	—	62	39		16 350	—	16 451
Property, plant and equipment	—	—	—	1	6 044	—	6 045
Pension asset for funded schemes in surplus	—	—	—	—	1 857	—	1 857
Deferred tax assets	—	—	—	619	347	—	966
Other non-current assets	—	—	—	10	1 235	—	1 245
Amounts due from group companies after one year	3 437	2 624	4	—	(6 065)	—	—
Net assets of subsidiaries (equity accounted)	—	28 785	12 986	9 691	(26 319)	(25 143)	—

Total non-current assets	3 437	31 471	13 029	10 321	(6 551)	(25 143)	26 564

Inventories	—	—	—	—	4 431	—	4 431
Amounts due from group companies within one year	—	1 734	1 184	—	(2 918)	—	—
Trade and other current receivables	—	221	(4)	5	5 292	—	5 514
Cash and cash equivalents	1	2	—	(1)	1 058	—	1 060
Other financial assets	—	—	—	—	259	—	259
Current tax assets	—	2	—	28	211	—	241
Non-current assets held for sale	—	—	—	—	277	—	277

Total current assets	1	1 959	1 180	32	8 610	—	11 782

Financial liabilities within one year	(1 440)	(754)	—	—	(3 753)	—	(5 947)
Amounts due to group companies within one year	—	(17 778)	(2 473)	—	20 251	—	—
Trade payables and other current liabilities	(21)	(566)	(199)	(18)	(7 573)	—	(8 377)
Current tax liabilities	(2)	(17)	(179)	(2)	(257)	—	(457)
Provisions	—	—	—	—	(829)	—	(829)
Liabilities associated with non-current assets held for sale	—	—	—	—	(42)	—	(42)

Total current liabilities	(1 463)	(19 115)	(2 851)	(20)	7 797	—	(15 652)

Net current assets/(liabilities)	(1 462)	(17 156)	(1 671)	12	16 407	—	(3 870)

Total assets less current liabilities	1 975	14 315	11 358	10 333	9 856	(25 143)	22 694

Financial liabilities due after one year	1 770	2 728	—	(4)	1 113	—	5 607
Amounts due to group companies after one year	—	—	—	—	—	—	—
Pension and post-retirement healthcare liabilities:
Funded schemes in deficit	—	—	—	124	663	—	787
Unfunded schemes	—	133	—	673	1 278	—	2 084
Provisions	—	14	—	3	768	—	785
Deferred tax liabilities	—	59	14	—	1 187	—	1 260
Other non-current liabilities	—	37	—	256	106	—	399

Total non-current liabilities	1 770	2 971	14	1 052	5 115	—	10 922

Shareholders’ equity attributable to:
Unilever NV	—	—	7 167	—	—	(7 167)	—
Unilever PLC	—	4 177	—	—	—	(4 177)	—
Called up share capital	—	274	210	—	—	—	484
Share premium account	—	25	119	—	—	—	144
Other reserves	(1)	(3 915)	(1 207)	(220)	(937)	1 158	(5 122)
Retained profit	206	10 783	5 055	9 501	5 250	(14 957)	15 838

Total shareholders’ equity	205	11 344	11 344	9 281	4 313	(25 143)	11 344
Minority interests	—	—	—	—	428	—	428

Total equity	205	11 344	11 344	9 281	4 741	(25 143)	11 772

Total capital employed	1 975	14 315	11 358	10 333	9 856	(25 143)	22 694

NOTES TO THE FINANCIAL STATEMENTS (continued)
(unaudited)
13 GUARANTOR STATEMENTS

	€ million	€ million	€ million	€ million	€ million	€ million	€ million
		Unilever
		N.V		Unilever United
	Unilever Capital	parent	Unilever	States Inc.
Balance Sheet	Corporation	issuer/	PLC	subsidiary	Non-guarantor		Unilever
As at 31 December 2007	subsidiary issuer	guarantor	parent guarantor	guarantor	subsidiaries	Eliminations	Group

Goodwill and intangible assets	—	54	42	—	16 659	—	16 755
Property, plant and equipment	—	—	—	1	6 283	—	6 284
Pension asset for funded schemes in surplus	—	—	—	—	2 008	—	2 008
Deferred tax assets	—	—	—	685	318	—	1 003
Other non-current assets	—	—	—	12	1 312	—	1 324
Amounts due from group companies after one year	3 154	2 250	4	—	(5 408)	—	—
Net assets of subsidiaries (equity accounted)	—	28 915	13 341	8 991	(27 594)	(23 653)	—

Total non-current assets	3 154	31 219	13 387	9 689	(6 422)	(23 653)	27 374

Inventories	—	—	—	—	3 894	—	3 894
Amounts due from group companies within one year	—	848	2 134	—	(2 982)	—	—
Trade and other current receivables	—	80	(3)	—	4 117	—	4 194
Cash and cash equivalents	1	2	—	(2)	1 097	—	1 098
Other financial assets	—	—	—	—	216	—	216
Current tax assets	—	38	—	59	270	—	367
Non-current assets held for sale	—	—	—	—	159	—	159

Total current assets	1	968	2 131	57	6 771	—	9 928

Financial liabilities within one year	(1 024)	—	—	—	(3 142)	—	(4 166)
Amounts due to group companies within one year	—	(17 001)	(2 952)	(1)	19 954	—	—
Trade payables and other current liabilities	(23)	(162)	3	(21)	(7 814)	—	(8 017)
Current tax liabilities	(6)	—	(168)	(3)	(218)	—	(395)
Provisions	—	(24)	—	(1)	(943)	—	(968)
Liabilities associated with non-current assets held for sale	—	—	—	—	(13)	—	(13)

Total current liabilities	(1 053)	(17 187)	(3 117)	(26)	7 824	—	(13 559)

Net current assets/(liabilities)	(1 052)	(16 219)	(986)	31	14 595	—	(3 631)

Total assets less current liabilities	2 102	15 000	12 401	9 720	8 173	(23 653)	23 743

Financial liabilities due after one year	1 899	2 364	—	—	1 220	—	5 483
Amounts due to group companies after one year	—	—	—	—	—	—	—
Pension and post-retirement healthcare liabilities:	—	—	—	—	—	—	—
Funded schemes in deficit	—	—	—	8	819	—	827
Unfunded schemes	—	134	—	725	1 411	—	2 270
Provisions	—	—	—	1	693	—	694
Deferred tax liabilities	—	63	14	—	1 136	—	1 213
Other non-current liabilities	—	52	—	104	281	—	437

Total non-current liabilities	1 899	2 613	14	838	5 560	—	10 924

Shareholders’ equity attributable to:
Unilever NV	—	—	8 173	—	—	(8 173)	—
Unilever PLC	—	4 214	—	—	—	(4 214)	—
Called up share capital	—	274	210	—	—	—	484
Share premium account	—	25	128	—	—	—	153
Other reserves	(9)	(2 529)	(883)	(417)	(613)	1 039	(3 412)
Retained Profit	212	10 403	4 759	9 299	2 794	(12 305)	15 162

Total shareholders’ equity	203	12 387	12 387	8 882	2 181	(23 653)	12 387
Minority interests	—	—	—	—	432	—	432

Total equity	203	12 387	12 387	8 882	2 613	(23 653)	12 819

Total capital employed	2 102	15 000	12 401	9 720	8 173	(23 653)	23 743

NOTES TO THE FINANCIAL STATEMENTS (continued)
(unaudited)
13 GUARANTOR STATEMENTS
€ million

		Unilever
		N.V		Unilever United
	Unilever Capital	parent	Unilever	States Inc.
Cash flow statement	Corporation	issuer/	PLC	subsidiary	Non-guarantor
Six months ended 30 June 2008	subsidiary issuer	guarantor	parent guarantor	guarantor	subsidiaries	Eliminations	Unilever Group

Cash flow from operating activities	—	(66)	62	130	759	—	885
Income tax paid	—	27	(74)	(58)	(376)	—	(481)

Net cash flow from operating activities	—	(39)	(12)	72	383	—	404

Interest received	91	14	27	—	6	(74)	64
Net capital expenditure	—	(14)	—	1	(478)	—	(491)
Acquisitions and disposals	—	—	—	—	403	—	403
Other investing activities	—	745	—	—	(2 009)	1 304	40

Net cash flow from /(used in) investing activities	91	745	27	1	(2 078)	1 230	16

Dividends paid on ordinary share capital	(85)	(794)	(528)	—	213	—	(1 194)
Interest and preference dividends paid	—	(99)	—	(31)	(145)	74	(201)
Change in financial liabilities	(6)	1 119	559	—	1 713	(1 304)	2 081
Share buy-back programme	—	(1 077)	(8)	—	—	—	(1 085)
Other movement on treasury stock	—	145	(38)	(45)	(81)	—	(19)
Other financing activities	—	—	—	—	(89)	—	(89)

Net cash flow from/(used in) financing activities	(91)	(706)	(15)	(76)	1 611	(1 230)	(507)

Net increase/(decrease) in cash and cash equivalents	—	—	—	(3)	(84)	—	(87)
Cash and cash equivalents at beginning of year	1	2	—	(2)	900	—	901
Effect of foreign exchange rates	—	—	—	4	(156)	—	(152)

Cash and cash equivalents at end of year	1	2	—	(1)	660	—	662

NOTES TO THE FINANCIAL STATEMENTS (continued)
(unaudited)
13 GUARANTOR STATEMENTS
€ million

		Unilever
		N.V		Unilever United
	Unilever Capital	parent	Unilever	States Inc.
Cash flow statement	Corporation	issuer/	PLC	subsidiary	Non-guarantor
Six months ended 30 June 2007	subsidiary issuer	guarantor	parent guarantor	guarantor	subsidiaries	Eliminations	Unilever Group

Cash flow from operating activities	—	(33)	147	(27)	1 574	—	1 661
Income tax paid	—	(26)	(20)	5	(559)	—	(600)

Net cash flow from operating activities	—	(59)	127	(22)	1 015	—	1 061

Interest received	91	7	17	—	44	(97)	62
Net capital expenditure	1	(8)	—	—	(437)	—	(444)
Acquisitions and disposals	—	—	—	—	72	—	72
Other investing activities	(332)	692	—	60	(1 040)	781	161

Net cash flow from /(used in) investing activities	(240)	691	17	60	(1 361)	684	(149)
Dividends paid on ordinary share capital	—	(754)	(560)	—	(98)	—	(1 412)
Interest and preference dividends paid	(82)	(45)	(1)	(18)	(176)	97	(225)
Change in financial liabilities	342	746	360	—	1 238	(781)	1 905
Share buy-back programme	—	(663)	—	—	—	—	(663)
Other movement on treasury stock	—	80	53	(38)	124	—	219
Other financing activities	—	—	—	—	(309)	—	(309)

Net cash flow from/(used in) financing activities	260	(636)	(148)	(56)	779	(684)	(485)

Net increase/(decrease) in cash and cash equivalents	20	(4)	(4)	(18)	433	—	427
Cash and cash equivalents at beginning of year	—	7	4	(5)	704	—	710
Effect of foreign exchange rates	—	—	—	4	19	—	23

Cash and cash equivalents at end of year	20	3	—	(19)	1 156	—	1 160